Exhibit 99.1

GFL Environmental Inc. Appoints Sandra Levy to its Board of Directors

VAUGHAN, ON, April 11, 2023 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) ("GFL") today announced that Sandra Levy has been appointed to its Board of Directors, effective April 28, 2023. Ms. Levy’s election will expand the board to 10 directors, nine of whom are independent.

Ms. Levy is a two-time Canadian Olympic athlete in the sport of field hockey and is a senior human resources executive with over 25 years of experience in human resources and legal roles. She is the current Chief People & Culture Officer at the Canadian Olympic Committee, a position she has held since 2020. Prior to joining the Canadian Olympic Committee, Ms. Levy served as Vice-President, Human Resources of RioCan Management Inc. from 2018 to 2020 and as Vice President, People and Corporate Affairs of First Capital Asset Management ULC from 2015 to 2018. She currently is a member of the board of trustees and chair of the governance committee of SIR Royalty Income Fund (a TSX-listed public company).

“I am thrilled to welcome Sandra to the GFL board of directors, following an extensive search for a new independent director”, said Patrick Dovigi, Founder and CEO of GFL. “Sandra’s broad experience as a lawyer, an HR professional, and an Olympian allows her to bring a unique perspective to GFL’s Board.” Mr. Dovigi continued, “We look forward to drawing on Sandra’s experience as we continue to build a diverse and inclusive workforce at GFL that supports our entrepreneurial and innovative culture.”

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 19,500 employees.

For more information:

Patrick Dovigi +1 905-326-0101 pdovigi@gflenv.com